BRF S.A.

Publicly-held Company

CNPJ 01.838.723/0001-27

NIRE 42300034240

CVM 1629-2

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING

HELD ON JULY 22, 2015

1.  DATE, TIME AND PLACE: Virtually held on July 22, 2015, at 09:00 p.m., as authorized by Paragraph Two of Article 17 of the Articles of Incorporation.

2. BOARD: Chairman: Abilio dos Santos Diniz. Secretary: Larissa Brack.

3. CALL OF MEETING AND ATTENDANCE: The call of meeting was duly made pursuant to the Company’s Articles of Incorporation. All of the members of the Board of Directors on duty were present: Messrs Abilio dos Santos Diniz, Sérgio Ricardo Miranda Nazaré, Vicente Falconi Campos, Walter Fontana Filho, Luiz Fernando Furlan, José Carlos Reis de Magalhães Neto, Manoel Cordeiro Silva Filho, Paulo Guilherme Farah Correa, Henri Philippe Reichstul.

4. AGENDA: 1. Bonds issued in argentine pesos to be placed in the Argentine market by the subsidiary Quickfood SA (" Quickfood " and " Issue") .

5. RESOLUTIONS: Upon commencing the meeting, verifying the attendance quorum and convening this meeting, the members of the Board of Directors:

5.1. Approved, by unanimity of votes and without any safeguard, the Issue in the amount of AR$ 297,202,019.00 (two hundred ninety -seven million, two hundred and two thousand and nineteen argentine pesos), as follows: (i) issuance of Class VII Bonds worth AR$101,313,131.00 (one hundred and one million, three hundred and thirteen thousand, one hundred thirty-one argentine pesos), with a term of 24 months (21 months for medium term) interest at Badlar rate plus a margin of 3.00% per annum, and (ii) issuance of securities Class VIII amounting to AR$195,888,888.00 (one hundred ninety-five million, eight hundred eighty-eight thousand, eight hundred eighty-eight argentine pesos) to 60 months (54 months for medium term) remunerated at Badlar rate plus a margin of 5.50% per year. Immediately thereafter, approved the granting of a guarantee provided by the Company, unconditionally and irrevocably, to be formed in accordance with applicable regulations, the obligations assumed by Quickfood under the Issue.

5.2. The Board of the Company and the Board of Quickfood are both authorized to take all actions and execute all documents necessary to implement the realization of the Issue, including the signing of documents, contracts and certificates necessary for its formalization, as such, but not limitedly (a) the Deed offer, (b) the placement agreement offering Issue (Colocación Agreement), (c) the certificates representing the securities Class VII and Class VIII (deposit certificates Globales en Caja de Valores S.A.).

BRF S.A.

Publicly-held Company

CNPJ 01.838.723/0001-27

NIRE 42300034240

CVM 1629-2

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING HELD ON JULY 22, 2015

6. DOCUMENTS FILED AT THE COMPANY: The documents related to the agenda supporting the deliberations made by the members of the Board of Directors and/or information provided at the meeting shall be filed at the Company’s head office.

7. APPROVAL AND EXECUTION OF THE MINUTES: There not being anything further, the Chairman declared the meeting closed, the minutes were recorded as a summary, which was read, found to be compliant and executed. São Paulo, July 22, 2015. Signatures: Board: Mr. Abilio dos Santos Diniz – Chairman; Mrs. Larissa Brack – Secretary. Directors: Srs. Abilio dos Santos Diniz, Sérgio Ricardo Miranda Nazaré, Vicente Falconi Campos, Walter Fontana Filho, Luiz Fernando Furlan, José Carlos Reis de Magalhães Neto, Manoel Cordeiro Silva Filho, Paulo Guilherme Farah Correa, Henri Philippe Reichstul.

I hereby certify that this is a true copy of the minutes recorded on Book no. 4, pages 76 to 78, of minutes of Ordinary and Special Meetings of the Company’s Board of Directors.

_____________________________

Larissa Brack

Secretary